January 13, 2025

Hok C Chan
Chief Executive Officer
Toppoint Holdings Inc.
1250 Kenas Road
North Wales, PA 19454

       Re: Toppoint Holdings Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed January 10, 2025
           File No. 333-281474
Dear Hok C Chan:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 25, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-1
General

1. Please revise your Summary Compensation Table to include compensation information for each of your last two completed fiscal years, including the fiscal year
       ended December 31, 2024. Refer to Item 402(n) of Regulation S-K for guidance.
 January 13, 2025
Page 2

        Please contact Brian McAllister at 202-551-3341 or Shannon Buskirk at 202-551-
3717 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-
3271 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Louis Bevilacqua